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                                                                                                                 EXHIBIT 12-b
                                         MORGAN STANLEY DEAN WITTER & CO.

                               Ratio of Earnings to Fixed Charges and Stock Dividends
                                               (Dollars in millions)

                                                                                              Fiscal Year

                                                                      2001        2000         1999         1998         1997
                                                                      ----        ----         ----         ----         ----
Earnings:

     Income before income taxes (l)                                $  5,684     $  8,526     $  7,728     $  5,385     $  4,274

     Add:  Fixed charges, net                                        20,941       18,334       12,626       13,564       10,898
                                                                   --------     --------     --------     --------     --------
          Income before income taxes and fixed charges, net        $ 26,625     $ 26,860     $ 20,354     $ 18,949     $ 15,172
                                                                   ========     ========     ========     ========     ========

Fixed charges:

     Total interest expense                                        $ 20,805     $ 18,183     $ 12,515     $ 13,464     $ 10,806

     Interest factor in rents                                           162          154          111          100           92

     Preferred stock dividends                                           50           56           72           87          110
                                                                   --------     --------     --------     --------     --------
          Total fixed charges and preferred stock dividends        $ 21,017     $ 18,393     $ 12,698     $ 13,651     $ 11,008
                                                                   ========     ========     ========     ========     ========

Ratio of earnings to fixed charges and preferred stock dividends        1.3          1.5          1.6          1.4          1.4

(1) Fiscal 2001 income before income taxes does not include an extraordinary item or the cumulative effect of accounting change.
    Fiscal 1998 income before income taxes does not include a cumulative effect of accounting change.

"Earnings" consist of income before income taxes and fixed charges. "Fixed charges" consist of interest costs, including interest on deposits, and that portion of rent expense estimated to be representative of the interest factor. The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.
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